

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via Email</u>
Daniel Griesemer, Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

> **Re: Tilly's, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-175299**
> **Filed July 1, 2011**

Dear Mr. Griesemer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Prior to effectiveness, please have a New York Stock Exchange call the staff to confirm that your securities have been approved for listing.

2.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

3.   We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   In your next amendment, please clarify the amounts estimated to be distributed to stockholders of class B common stock related to the S Corporation conversion tax liability.

Prospectus Summary, page 1

5.   Please revise pages 2 and 62 to clarify the basis for your belief you "capture more shopping trips and generate higher sales per visit."

6.   Please revise to add context to your disclosure on page three that "there is a significant opportunity to expand our store base from 126 locations … to 500 stores across the United States." Based on your projected growth rate of 15%, it appears that it may take approximately 10 years to open 500 stores. We note similar disclosure in your Management's Discussion and Analysis and Business sections.

7.   Please revise to provide the basis of your belief that net sales and cash flows of new stores will be $2.2 million and $300,000, respectively, in the first year, as described on pages 3, 36, and 64. Further, please revise to explain why you believe your cash-on-cash payback period will be 18 months.

8.   Please revise to clarify what you mean by "we have the opportunity to drive margin through efficiencies and continued process improvements …" as described on pages 3, 64, and 65. Please provide examples.

Summary Consolidated Financial Data, page 7 and Selected Consolidated Financial Data, page 33

9.   In footnote four to your table, you disclose that e-commerce sales are included in your comparable store sales calculation, yet you exclude such amounts in your sales per store and sales per square foot calculations. Please address the following:

•   Revise your note to clarify if your comparable store sales data includes or excludes e-commerce shipping and handling revenue.

•   Provide us with your basis for including e-commerce revenue in your comparable stores calculation, yet excluding such amounts from your per store and per square foot calculations. Your explanation should also clarify how including e-commerce sales in comparable store sales allows you to evaluate how your retail store segment is performing, as disclosed on page 37.

•   Considering the rapid increase in your e-commerce business (i.e. approximately 10% of your revenue), provide us with the comparable store sales change for each period presented excluding your e-commerce store revenue.

Risk Factors, page 9

10.   We note your disclosure on pages 47 and 50 that there is no guarantee that you will be able to replace your existing Wells Fargo credit facility that expires upon the consummation of your offering. Please add a risk factor or revise the first full risk factor on page 21 that addresses this risk and also address the affect on your liquidity and growth plans.

11.   Your risk factors need to be set forth in the order of materiality. In this regard, revise to more prominently disclose the risk factors "The terms of our planned revolving credit facility impose …" and "Our founders control a majority of the voting power of our common stock …."

Use of Proceeds, page 28

12.   We note your statement that "we expect proceeds in excess of the final "S" Corporation distribution to be approximately … we will use such proceeds for working capital and other general corporate purposes." Please revise to clarify what the anticipated working capital and general corporate purposes expenses will consist of and the amounts for each noted purpose.

13.   We note that you retain broad discretion in the allocation of any remaining net proceeds from this offering after repaying your notes related to the S Corporation tax liability of the World of Jeans & Tops stockholders. Please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

14.   Please revise to include the fees to be paid to Miller Buckfire & Co., LLC, as described on page 119 if you plan on using the proceeds of the offering to pay these fees.

Management's Discussion and Analysis, page 35

15.   Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business.

16.   Please revise to clarify how you will fund your expansion plans and your e-commerce fulfillment and distribution facility.

17.   To the extent that you are expected to provide a loan guarantee for the new e-commerce distribution facility for an affiliated landlord, please revise your disclosure in your Liquidity and Capital Resources and Related Party sections.

Results of Operations, page 39

18.   We note you separately discuss changes in your e-commerce store. As such changes are included in your comparable store discussion in the preceding paragraph for each period presented, please supplement your e-commerce discussion to clarify that such sales are

also included in comparable store sales. Such additional disclosure will provide an investor with clearer understanding of your business.

19.   For each period presented, revise your discussion of gross profit to describe and quantify underlying material activities that generate variances between periods. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 48

20.   Please revise your disclosures to include an analysis of your cash flows from operating activities that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your receivables, inventory, accounts payable and accrued expenses). Your analysis should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

21.   We note in October 2010 you issued and re-priced stock options at $8.98 per share and in March 2011 you issued stock options at $16.26 per share. Please address the following to provide an investor with a better understanding of the changes in your valuation to date and to your expected IPO price, when available.

- Please revise to disclose your specific rationale for allocating percentages of total fair value to the three methods used on page 56 (i.e. 50%, 40% and 10%).

- Please tell us if the comparable companies used to determine the expect term and volatility of your option model inputs were consistent with those used in the market approach. If there were any differences, please tell us why. In addition, tell us if these companies used differed from those listed on page 72 under Competition and tell us why.

- Please tell us when and at what price the re-priced options were originally issued

- Tell us if a marketability discount was used. If so, please provide the amount for each valuation as of and since October 2010 and the basis for your determination.

- Please disclose the events and factors that result in the changes in your valuation from $16.26 to your IPO price, when available, and how those factors related the changes in valuation assumptions.

22.   We note your disclosure that you have not drawn any funds from your Wells Fargo credit facility that will expire upon the consummation of this offering. Please clarify how the credit facility, or lack thereof if you are unable to renew or obtain a new one, affects your operations, liquidity, and growth plans.

Business, page 61

23.   Please revise to provide disclosure of the general development of business, including that of your operating subsidiary, World of Jeans & Tops. See Item 101(a) of Regulation S-K. Also, please provide a brief description of the Reorganization Transaction including all material terms.

24.   We note the statistical information on page 65. Please provide with more specificity the source of this information, such as title, author, date of publication, whether this information is publicly available, and if so, a citation, website, or other reference to locating the information. Provide us supplementally with the source information.

25.   Please revise to provide a more detailed description of your suppliers for your private label merchandise. For example, it is unclear whether they are mostly domestic distributors, third party manufacturers in Asia, the number and concentration of vendors, etc.

26.   We note your disclosure on page 36 and 69 that your target net investment to your stores is between $500,000 and $550,000 and those figures are based on historical performance. Please revise to indicate whether these model figures are based on recent performance and whether they take into account recent trends, events and uncertainties. For example, it is unclear whether these figures are based on recent landlord allowances that may not be sustainable in future periods if the commercial real estate market recovers.

27.   Please provide a more detailed discussion of your competitive position in your industry, as required by Item 101(c)(x) of Regulation S-K.

Properties, page 72

28.   Please revise to provide more detail as to the suitability, adequacy, productive capacity and extent of utilization of all the noted properties.

Management, page 74

29.   Please revise footnotes on page 74 to clarify if membership in various committees for your directors refers to committees of World of Jeans & Tops or Tilly's, Inc. upon the close of the public offering.

30.   Please revise to clarify which of your executive officers of World of Jeans & Tops will also be executive officers of Tilly's, Inc.

31.   We note on your signature page you indicate you have a sole director, Mr. Shaked. Your disclosure on page 78 indicates that the prospective board of directors for Tilly's, Inc. will expand to six members upon the close of your offering, but you have various references to "directors" in the present tense and that you "currently have three standing committees." Please revise to clarify whether Mr. Shaked is currently the sole director of Tilly's. Also, please revise your registration statement to clarify which parts of your corporate governance structure exists currently or is prospective in nature.

32.   Please revise to clarify whether Seth Johnson, Janet Kerr, Jerold Rubinstein, Bernard Zeichner, and Daniel Griesemer are current directors or nominees of Tilly's, Inc. If they are nominees, please revise to clarify the process of how they will be appointed directors upon the closing of the offering and provide the consents required by Instruction 2 to Item 401(a) of Regulation S-K.

Annual Cash Bonus, page 85

33.   We note your disclosure indicates that the board of directors has adopted an incentive annual bonus plan for fiscal year 2011. Please revise to address this plan in more detail.

Executive Compensation, page 87

34.   We note your disclosure identifies three named executive officers in your Summary Compensation Table. Please advise us why you have not identified additional named executive officers pursuant to Items 402(a)(3)(iii) and (iv) of Regulation S-K. Otherwise, please revise your Executive Compensation section accordingly.

Description of Capital Stock, page 107

35.   Please revise to disclose the number of holders of your prospective common stock B.

36.   Please revise to provide the disclosure required by Item 510 of Regulation S-K in your prospectus.

Financial Statements

General

37.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 3-12(g) of Regulation S-X.

Interim Financial Statements

Notes to Interim Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Segment Reporting, page F-6

38.   We note you have aggregated your retail stores and e-commerce store into one operating segment, thus resulting in one reporting segment. Tell us how you considered (i) the different methods used to distribute your product in each segment, (ii) the apparent different gross margins for each segment (i.e. cost of sales includes store occupancy costs for your retail stores), (iii) e-commerce sales represent approximately 10% of your net sales and (iv) the growth rate of your e-commerce store versus your retail stores in your conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C.

Unaudited Pro Forma Balance Sheet Information, page F-6

39.   Please revise to include the impact of the vested stock options that will become exercisable upon consummation of the offering as described on page F-9.

Exhibits

40.   Please file all of your remaining exhibits as soon as possible. Please note we need sufficient time to review all of your proposed exhibits and that our examination of your exhibits may affect our review of your registration statement and result in further comments.

41.   Please file the lock-up agreements as exhibits.

42.   Please file the share exchange agreement and any other agreements related to the Reorganization Transaction as exhibits.

43.   Please file the waiver, notice of cancellation, or any other document that evidences that mortgagor cancelled the loan guarantee World Jeans & Top provided to Shaked Holdings, as described on page 103.

44.   We note Exhibits 10.2, 10.8, 10.9, and 10.10 omit certain exhibits and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director